EXHIBIT 99.1

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the securities described therein is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 12, 2007

NAKASH ENERGY, LLC By: Nakash Holding, LLC, its sole Member By: /s/ Joe Nakash Joe Nakash, Managing Member
NAKASH HOLDING, LLC By: /s/ Joe Nakash Joe Nakash, Managing Member
By: /s/ Joe Nakash Joe Nakash, Individually
By: /s/ Avi Nakash Avi Nakash, Individually
By: /s/ Ralph Nakash Ralph Nakash, Individually